Exhibit 1
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FOR IMMEDIATE RELEASE                                              21 April 2008


                              WPP GROUP PLC ("WPP")

       WPP Digital takes stake in HDT Holdings Technologies Inc. in China


WPP Digital, the digital investment arm of WPP, announces that it has acquired a minority stake in HDT Holdings Technologies Inc. ("HDT") a leading rich media advertising and technology company. HDT was founded in 1999 and has offices in Shanghai, Beijing and GuangZhou, employing over 270 people.

HDT has a broad product portfolio, including iCast, a rich media ad-serving product with distribution agreements with all major portal and vertical sites in China; iStreaming, a video ad-serving product which has distribution agreements with all major video sites in China; iFocus, a contextual targeting advertising product; and T2C, an advertising network with over 200,000 sites delivering 150m page views per day.

WPP joins existing investors CA-JAIC China Internet Fund, Cheng Wei Ventures, Manitou Ventures and Sequoia.

This investment continues WPP's strategy of developing its services in fast-growing markets and sectors and strengthening its capabilities in digital media. Greater China - a region WPP has been committed to for over 20 years - remains one of the fastest growth markets for WPP, generating revenues of over $600 million, almost one-quarter of the company's Asian revenues. The Group currently employs 9,000 people across Greater China, underlining its strong leadership position in the region - as in Asia overall - across all communications services


Contact:
Feona McEwan, WPP                                T. +44 (0)20 7408 2204
www.wpp.com
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